SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                               THE RANK GROUP PLC
                 (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.     Description

No. 1           Holding(s) in Company released on 24 May 2004
No. 2           Holding(s) in Company released on 28 May 2004
No. 3           Director Shareholding released on 28 May 2004
No. 4           Director Shareholding released on 28 May 2004

Exhibit No.1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     24 MAY 2004


11)  Date company informed

     24 MAY 2004


12)  Total holding following this notification

     54,775,878


13)  Total percentage holding of issued class following this notification

     9.15%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     Tel: 020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification       24 MAY 2004


Amendment # 7

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc


2. Notifiable Interest: Ordinary Shares


     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.   The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.




Schedule A

Security: Rank Group Plc                                         Amendment # 7

                                MANAGEMENT
                 SHARES HELD     COMPANY    NOMINEE/REGISTERED NAME
(Ordinary Shares)
                   3,373,098       FMRCO    State Street Nominees Limited
                   6,756,707       FMRCO    Chase Nominees Ltd
                   2,788,558       FMRCO    HSBC
                     601,500       FMTC     BT Globenet Nominees Limited
                     153,000       FMTC     Bank of New York
                     723,021       FMTC     State Street Bank & Trust
                     191,800       FMTC     State Street Nominees Ltd.
                     296,693       FMTC     Sumitomo T&B
                      56,600       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                      28,004       FMTC     Master Trust Japan
                     158,500       FMTC     Northern Trust
                      29,900       FMTC     Mellon Bank
                     944,140       FISL     Chase Nominees Ltd
                  19,511,856       FISL     Chase Manhattan Bank London
                     273,300       FPM      Citibank
                     337,000       FPM      Chase Nominees Ltd
                     594,400       FPM      HSBC Client Holdings Nominee (UK)
                                            Limited
                     985,600       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   4,488,273       FIL      Chase Manhattan Bank London
                     151,000       FIL      Deutsche Bank
                   1,073,000       FIL      Northern Trust
                   3,386,436       FIL      JP Morgan
                   1,433,873       FIL      State Street Bank & Trust
                     180,200       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     554,900       FIL      Bank of New York Brussels
                   2,034,223       FIL      Bank of New York London
                     873,911       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                     462,410       FIL      HSBC Client Holdings Nominee (UK)
                                            Limited
                     126,700       FIL      Chase Nominees Ltd
                     487,331       FIL      Northern Trust
                      12,900       FIL      National Australia Bank
                       6,600       FIL      PICG
                     121,800       FIL      Chase Manhattan Bank AG Frankfurt
                      16,000       FIL      State Street Hong Kong
                      27,900       FIL      Citibank
                     586,744       FIL      Brown Brothers Harriman

Total Ordinary
Shares            54,775,878

Current ownership       9.15%
percentage:

Shares in issue: 598,574,086

Change in holdings
 since last
  filing:         +6,713,315 ordinary shares


Exhibit No.2

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Janus Capital Management LLC

5. Number of shares / amount of stock acquired

18,703,209

6. Percentage of issued class

 -

7. Number of shares / amount of stock disposed

 -

8. Percentage of issued class

 -

9. Class of security

Ordinary Share

10. Date of transaction

24 May 2004

11. Date company informed

28 May 2004

12. Total holding following this notification

3.13%

13. Total percentage holding of issued class following this notification

-

14. Any additional information



15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

28 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.3

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     PETER JARVIS


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES


7.   Number of shares/amount of
     stock acquired

     568


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed

     -


10)  Percentage of issued Class

     -


11)  Class of security

     ORDINARY SHARES


12)  Price per share

     300P


13)  Date of transaction

     28 MAY 2004


14)  Date company informed

     28 MAY 2004


15)  Total holding following this notification

     26,093 ORDINARY SHARES OF 10P EACH


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A


18)  Period during which or date on which exercisable

     N/A


19)  Total amount paid (if any) for grant of the option

     N/A


20)  Description of shares or debentures involved: class, number.

     N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22) Total number of shares or debentures over which options held following this notification

     N/A


23)  Any additional information

     N/A


24)  Name of contact and telephone number for queries

     CHARLES CORMICK
     020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     28 MAY 2004



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     OLIVER STOCKEN


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES


7.   Number of shares/amount of
     stock acquired

     583


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed

     -


10)  Percentage of issued Class

     -


11)  Class of security

     ORDINARY SHARES


12)  Price per share

     300P


13)  Date of transaction

     28 MAY 2004


14)  Date company informed

     28 MAY 2004


15)  Total holding following this notification

     40,673 ORDINARY SHARES OF 10P EACH


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A


18)  Period during which or date on which exercisable

     N/A


19)  Total amount paid (if any) for grant of the option

     N/A


20)  Description of shares or debentures involved: class, number.

     N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22) Total number of shares or debentures over which options held following this notification

     N/A


23)  Any additional information

     N/A


24)  Name of contact and telephone number for queries

     CHARLES CORMICK
     020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     28 MAY 2004


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     JOHN SUNDERLAND


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES


7.   Number of shares/amount of
     stock acquired

     567


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed

     -


10)  Percentage of issued Class

     -


11)  Class of security

     ORDINARY SHARES


12)  Price per share

     300P


13)  Date of transaction

     28 MAY 2004


14)  Date company informed

     28 MAY 2004


15)  Total holding following this notification

     1,625 ORDINARY SHARES OF 10P EACH


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A


18)  Period during which or date on which exercisable

     N/A


19)  Total amount paid (if any) for grant of the option

     N/A


20)  Description of shares or debentures involved: class, number.

     N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22) Total number of shares or debentures over which options held following this notification

     N/A


23)  Any additional information

     N/A


24)  Name of contact and telephone number for queries

     CHARLES CORMICK
     020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     28 MAY 2004

Exhibit No.4


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     The Rank Group Plc

2.   Name of director

     Oliver Stocken

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Greenwood Nominees Limited - 365 shares
     The Corporation of Lloyds ref. no. 2692501 - 797 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Director

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Acquisition of Shares

7.   Number of shares / amount of stock acquired

     1,162

8.   Percentage of issued class

     Not Significant

9.   Number of shares/amount of stock disposed

     N/A

10.  Percentage of issued class

     N/A

11.  Class of security

     Ordinary Shares

12.  Price per share

     GBP3.1755

13.  Date of transaction

     7 May 2004

14.  Date company informed

     28 May 2004

15.  Total holding following this notification

     41,835 shares of 10p each

16.  Total percentage holding of issued class following this notification

     Not significant

   If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     N/A

18.  Period during which or date on which exercisable

     N/A

19.  Total amount paid (if any) for grant of the option

     N/A

20.  Description of shares or debentures involved: class, number

     N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22. Total number of shares or debentures over which options held following this notification

     N/A

23.  Any additional information

     N/A

24.  Name of contact and telephone number for queries

     Charles Cormick 020 7535 8012

25. Name and signature of authorised company official responsible for making this notification

     Charles Cormick

Date of Notification

28 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  7 June 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary